UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

New Director Appointment

On June 21, 2019, at the combined general shareholders’ meeting of ERYTECH Pharma S.A. (the “Company”) to approve the financial statements for the year ended December 31, 2018, the Company’s shareholders elected Jean-Paul Kress, M.D. to the board of directors of the Company (the “Board”) for a three-year term that will end at the close of the ordinary general meeting of shareholders to be held in 2022 to approve the financial statements for the year ending December 31, 2021. Subsequently, the Board approved the separation of the roles of Chairman of the Board of Directors and Chief Executive Officer and appointed Dr. Kress to serve as the Chairman of the Board.

Dr. Kress was recently appointed as Chief Executive Officer of MorphoSys AG, a position to take effect on September 1, 2019. He previously served as President and Chief Executive Officer and a member of the Board of Directors of Syntimmune, Inc. from January 2018 until its acquisition by Alexion Pharmaceuticals in November 2018. Prior to joining Syntimmune, Dr. Kress served as the Executive Vice President, President of International and Head of Global Therapeutic Operations at Biogen Inc. Prior to then, Dr. Kress served as Senior Vice President, Head of North America at Sanofi Genzyme. From July 2011 to September 2015, Dr. Kress served as President and Chief Executive Officer of Sanofi Pasteur MSD, a European vaccine company. Prior to then, Dr. Kress held various senior commercial and business development roles of increasing responsibility at Gilead Sciences, Inc., AbbVie and Eli Lilly in the United States and in Europe. He was a member of Sarepta Therapeutics’ board of directors from 2015 until 2017. Dr. Kress holds an M.D. degree from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees from École Normale Supérieure in Paris.

Press Release

On July 16, 2019, the Company issued a press release regarding (i) Dr. Kress’ election as director and appointment as Chairman and (ii) the voting results of its Annual General Meeting held on June 21, 2019. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 16, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: July 16, 2019	By:	/s/ Eric Soyer
	Name	Eric Soyer
	Title:	Chief Financial Officer and Chief Operating Officer